UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2007

0-30842

(Commission File Number)

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      .

On August 24, 2007, the Company issued a press release announcing the successful completion of consent solicitation for 9.25% senior notes and amendment of purchase money loan agreement. A copy of the press release is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

Date: August 27, 2007
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 24, 2007, announcing the successful completion of consent solicitation for 9.25% senior notes and amendment of purchase money loan agreement.

4

Exhibit 99.1

ASAT Holdings Announces Successful Completion of Consent Solicitation

For 9.25% Senior Notes and Amendment of Purchase Money Loan Agreement

HONG KONG and MILPITAS, Calif., – August 24, 2007 – ASAT Holdings Limited (Nasdaq: ASTT), on behalf of its wholly-owned subsidiary, New ASAT (Finance) Limited (the “Company”), announced today that as of August 23, 2007, holders of approximately 98% of its outstanding 9.25% Senior Notes due 2011 (the “Senior Notes”) had delivered consents in connection with the consent solicitation commenced on August 1, 2007, for the purpose of amending certain provisions of the indenture, dated as of January 26, 2004, pursuant to which the Senior Notes were issued. Accordingly, the Company and the trustee for the Senior Notes will execute and deliver a second supplemental indenture containing the amendments described in the Amended Consent Solicitation Statement dated August 17, 2007 (the “Amended Consent Solicitation Statement”). Also, warrants for ordinary shares of the Company will be duly issued to consenting holders of Senior Notes, in accordance with the Amended Consent Solicitation Statement.

The Company also announced today that as of August 23, 2007, the Company and the lenders under the purchase money loan agreement, dated July 31, 2005, agreed to certain waivers of and amendments to the terms and conditions of such purchase money loan agreement. In connection with above changes, warrants for ordinary shares of the Company will be duly issued to the lenders.

The warrants referenced above and the ordinary shares into which they will be exercisable have not been registered under the Securities Act of 1933, or any state securities laws, and will be sold in a private transaction under Regulation D and Regulation S. Unless the warrants and ordinary shares are registered, they may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws. This press release is not an offer to purchase or sell, a solicitation of an offer to purchase or sell, or a solicitation of consents with respect to any securities. The consent solicitation, as amended, was made solely on the terms and subject to the conditions set forth in the Amended Consent Solicitation Statement, dated August 17, 2007, and the accompanying the Second Supplemental Indenture.

First and Second Quarter Fiscal 2008 Guidance

“Our bondholders’ overwhelming support in allowing us to successfully complete the consent solicitation strengthens our position to obtain new financing,” said Tung Lok Li, acting chief executive officer of ASAT Holdings Limited. “While we are still compiling our preliminary numbers, we expect to meet our previously communicated outlook for the quarter ended July 31, 2007 of net sales increasing to approximately $37.7 million. Gross margin is expected to be approximately 12%. We are also confident that our positive momentum for the October quarter will result in a revenue increase of 3 percent to 8 percent above our July quarter results.”

Piper Jaffray & Co. served as Solicitation Agent for the consent solicitation, and The Bank of New York served as Information Agent, Tabulation Agent and Payment Agent for the consent solicitation.

About ASAT Holdings Limited

ASAT Holdings Limited is a global provider and leading developer of semiconductor package design, assembly, and test services. With 18 years of experience, ASAT offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package technology, and flip chips. ASAT was the first company to develop moisture-sensitive level one capability on standard leaded products. Today, ASAT has operations in the United States, Asia, and Europe. For more information, visit www.asat.com.

Safe Harbor

This press release may contain statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including the ability of ASAT’s management to effectively lead the company, the risk that ASAT may not be able to attract qualified people to its management team or retain its existing management and employees, possible disruptions to its business and operations caused by changes in senior management, the possible delisting of ASAT’s securities from Nasdaq, and those risks outlined in ASAT’s filings with the Securities and Exchange Commission. ASAT does not undertake any obligation to update this forward-looking information, except as required under applicable law.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com